Cypherpunk Announces Corporate Update on Current Solana Holdings, Solana Staking Activity & Solana Trading Strategy

TORONTO, July 16, 2024 - Cypherpunk Holdings Inc. (CSE: HODL) (OTC Pink: CYFRF) ("Cypherpunk" or the "Company"), a Canadian-based holding vehicle dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem, announced an update on the Company's Solana (SOL) holdings, staking activity and trading strategy.

Increase in Solana Holdings

The Company announced a significant increase in its SOL holdings, with 63,003.952599862 (CAD $13,968,842.49), SOL currently in Coinbase custody, including SOL used for staking (see below), from nil at March 31, 2024, its last reported fiscal period.

Solana Staking Operations

In tandem with this purchase, the Company has elevated its commitment to the Solana ecosystem by operating its own SOL validator. It is also staking its own SOL node, with 49,917 SOL ($11,067,285.17).

Solana Options Trading

Concurrent with its purchase and staking of SOL, the Company announced that it is operating a SOL options trading strategy.

About Cypherpunk HoldingsInc.
Cypherpunk Holdings is dedicated to investing in companies, technologies, and protocols within the blockchain ecosystem. With a strategic focus on cryptocurrency and blockchain innovation, the Company leverages its extensive industry expertise to identify and support high-potential opportunities in the digital asset space.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved". Forward-looking information includes, but is not limited to the Company's expectation or belief regarding its investment in shares of Animoca Brand and Animoca Brand's future performance or business. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@cypherpunkholdings.com
Tel: 647-946-1300

SOURCE: Cypherpunk Holdings Inc.

Media contact: cypherpunk@mgroupsc.com